UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38631

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2024__ AND ENDING __03/31/2025__

                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Oakwood Capital Securities, Inc**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Highway 169 South, Suite 1410

(No. and Street)

St. Louis Park	**MN**	**55426**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Baskett	**636-675-3746**	Erin.Baskett@SQN-Global.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA

(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)
07/28/2004		**1839**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Douglas King_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Oakwood Capital Securities, Inc_____, as of _3/31_____, 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRANDON D KING
Notary Public
State of Minnesota
My Commission Expires
January 31, 2027

Notary Public

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Oakwood Capital Securities, Inc

Statement of Financial Condition

For the year ended March 31, 2025

Contents

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Oakwood Capital Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oakwood Capital Securities, Inc. as of March 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Oakwood Capital Securities, Inc. as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Oakwood Capital Securities, Inc.'s management. Our responsibility is to express an opinion on Oakwood Capital Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oakwood Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Oakwood Capital Securities, Inc.'s auditor since 2025.

Maitland, Florida

July 16, 2025

Oakwood Capital Securities, Inc
Statement of Financial Condition
March 31, 2025

Assets

Cash	$	372,958
Receivable from clearing broker		30,619
Accounts receivable		164,881
Deposit with clearing broker		50,000
Due from affiliate		757
Prepaid expense		122,091
Total assets	$	741,306

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	25,259
Commission payable		231,691
Total liabilities		256,950

Stockholder's equity

Common stock, $.01 par value, authorized 1,000,000 shares;	
Issued and outstanding 510,000 shares	5,100
Retained earnings	479,256
Total stockholder's equity	484,356
Total liabilities and stockholder's equity	$ 741,306

The accompanying notes are an integral part of these financial statements.

2

Note 1: NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Company. Oakwood Capital Securities, Inc (the "Company") is a registered securities broker/dealer that maintains its headquarters and trading office in St. Louis Park, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the state of Minnesota. As a securities broker/dealer, the Company is subject to the regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business.

The Company is an introducing broker that accepts customer orders, but elects to clear the orders through another broker. RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund, partnership and annuity accounts are maintained by the individual sponsoring companies.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

Management Estimates and Assumptions - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition - The Company uses-revenue recognition guidance that requires an entity to follow a five step model for contracts with customers to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Concentration of Credit Risk - Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears the risk of loss associated with transactions executed but not settled.

Cash and Cash Equivalents - Cash and cash equivalents are comprised of cash including deposits in banks with original maturities of three months of less

Commissions Receivable - Amounts are based on negotiated rates for various types of investment activities and as of March 31, 2025 management did not record an allowance as all items were collectable.

Income Taxes - The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholder. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements.

Note 2: REVENUE FROM CUSTOMERS

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.
Commissions from the sale of mutual funds are variable annuities are recognized as revenue at the point of time the associated service is fulfilled which is based on trade date.

Distribution Fees (Mutual Funds and Insurance Trails)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the payment date, because the payment is not guaranteed until it is received. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur on the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of the time the investor remains in the funds, both of which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Interest Income

Interest rebate income, which is the net interest earned on cash held in customer accounts at the clearing firm, and the other income are recognized monthly, which is when the Company believes its performance obligation has been satisfied. There were no unsatisfied performance obligations as of March 31, 2025.

Riskless Principal Transactions Revenue

Riskless principal transactions revenues inlcude net trading amounts from principal trades facilitated by the Company. At the time of a trade both sides are identified and the firm is not at risk. Revenue is booked on a trade date basis and only after performane obligations are complete.

Disaggregation of Revenue

"Commissions Income - Equities" consists of customer commissions, money market fund revenue, and Sales Credits cleared through RBC. Total income from the year was $523,303.
"Variable Annuities & Mutual Fund Sales" consists of commissions from Mutual Funds and Valriable Annutiies. Total income from the year was $5,115,533.
"12B-1's & Variable Annuity Trails" consists of trail commissions on Mutual Funds and Variable Annuities. Total income from the year was $1,036,904.
"Insurance Income" consists of income from Insurance contracts sold. Total income from the year was $2,283,151.
"Commission income – other" consists of commissions from 529 Plans as well as Assessment Fee Income and Postage & Handing Income. Total Income from the year was $155,010.
"Other income" of $658,459 consists of 401k Income of $634,045, registered representative reimbursement of $21,767, and other income of $2,647.

Note 3: SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements.

Note 5: OPERATING LEASES

In connection with FASB Standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards have had on the Company's financial statements using a modified retrospective transition approach. As of March 31, 2025, the Company does not have a right of use asset nor does it have a liability, in relation to the office space from which business activities are conducted. The Company has a month to month lease for office space which is not subject to ASC 842 due to the short term exemption; see note 7.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act Rule (SEA rule 15c3-1), which requires the maintenance of minium net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At March 31, 2025, the Company had net capital of $355,656 which was $295,656 in excess of its required net capital of $50,000. As a percentage, the Company's aggregated indebtednes to net capital was 72.25%.

Note 7: RELATED PARTY TRANSACTIONS

The Company's parent charges for office space and management services that it provides to Oakwood Capital Securities Inc. per the expense sharing agreement dated January 1, 2023. The agreement requires that the related parties reimburse the affiliate (Oakwood Capital Partners) for their proportionate share of office space, staff, and related expenses. The Company was charged $720,998 for payroll and $87,021 for rent for the year ended March 31, 2025. As of March 31, 2025 the amount due to the Company from the Oakwood Capital Inc. was $757 related to the erroneous payment of a consulting bill. Additionally, the Company has an agreement to reimburse Oakwood Capital Partners for its proportionate share of staff and related expenses. As of March 31, 2025 no amount was due from the Company to Oakwood Capital Partners.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

Note 8: INCOME TAXES

The Company has evaluated its tax positions and determined there are no uncertain tax positions as of March 31, 2025. Tax returns from 2021 remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

5

Note 9: COMITTMENTS AND CONTINGENCIES

The Company is currently the subject of FINRA investigation that could result in a liability. As of March 31, 2025 any potential liability cannot reasonably be estimated and therefore no liability is recorded.

Note 10: CLEARING BROKER

Deposit with clearing broker - The Company, per the terms of its clearing agreement, is required to maintain restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Receivable from clearing broker - The Company clears all securities transactions through a clearing broker. The Company considers the amounts due from its clearing broker fully collectible, and accordingly, no allowance for doubtful accounts has been established.

Note 11: CREDIT LOSSES

The Company follows ASC Topic 326, Financial instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that the are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The Company had accounts receivable as of March 31, 2024 and 2024 of $164,881 and $470,178 respecively.

Note 12: BROKER DEALER - SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived its revenues across it's entire retail customer base.